Can-Fite BioPharma Ltd.

26 Ben Gurion Street

Ramat Gan 5257346 Israel

September 6, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Can-Fite BioPharma Ltd. (CIK 0001536196)
Registration Statement No. 333-281872 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Can-Fite BioPharma Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on September 6, 2024 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Gary Emmanuel at +1 212 801 9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

Can-Fite BioPharma LTD.

By:	/s/ Motti Farbstein
Motti Farbstein Chief Executive Officer and Chief Financial Officer